Exhibit 99.3

ALMADEN MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2014

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) for Almaden Minerals Ltd. (“Almaden” or the “Company”) has been prepared based on information known to management as of March 30, 2015.  This MD&A is intended to help the reader understand the consolidated audited financial statements of Almaden.

This MD&A should be read in conjunction with the consolidated financial statements for the year ended December 31, 2014 and supporting notes.  These consolidated financial statements have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This document may contain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”).  These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.  By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The following forward looking statements have been made in this MD&A.

•	The Company discusses the potential to upgrade mineral exploration projects by way of early stage work programs;
•	The Company notes that its cash resources are adequate to meet its working capital and mineral exploration needs for at least the next year;
•	Continuous development work on the Tuligtic project;
•	The Company has estimated the possible effect of changes in interest rates and exchange rates on its future operations;
•	The Company discusses its view of future trends in the metal prices; and
•	The Company summarizes its future activities in the Outlook section.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov, and/or on the Company’s website at www.almadenminerals.com.

HIGHLIGHTS

During the year ended December 31, 2014, virtually all of the Company’s efforts were focused on the Ixtaca gold/silver project in Puebla State, Mexico.

On January 22, 2014, the Company announced the results of an updated National Instrument (NI) 43-101 compliant Mineral Resource Estimate on the Ixtaca Zone on the Tuligtic property.  This new resource data formed the basis of a maiden Preliminary Economic Assessment (“PEA”) as reported on April 16, 2014 and an updated PEA announced September 3, 2014 which can be found on Sedar, Edgar and the Company’s website.

On April 16, 2014, the Company announced a positive Preliminary Economic Assessment (“PEA”) on its 100% owned Ixtaca Gold-Silver deposit in Mexico.  This deposit is a blind discovery made by the Company in 2010 on claims staked by the Company.  The conclusions and recommendations of the PEA are that the Ixtaca deposit may be economically viable and the Company should proceed to a Pre-Feasibility study (“PFS”).

On September 3, 2014, the Company announced a PEA update on its Ixtaca Gold-Silver deposit showing significant capital savings and a ramp-up alternative case.  The PEA update (30,000 tonnes per day base case scenario) significantly reduces the initial capital and further reduces initial capital with an alternative “ramp-up” case that starts with a smaller 7,000 tonnes per day mill and ramps up to 30,000 tonnes per day by Year 6.

On December 15, 2014, the Company announced that it will be deferring shareholder approval of the spin-out of its early stage exploration projects, royalty interests and certain other non-core assets, which was initially announced on October 21, 2014, to the Company’s 2015 annual general meeting (the “AGM”).  The AGM is expected to be held in June 2015.  Shareholder approval is being deferred to avoid the expense of an additional shareholders’ meeting and to allow more time for shareholders to better understand the corporate reorganization and merits before voting.  The Company remains committed to the spin-out and does not believe that the deferral of the shareholder vote will place the transaction at risk.

Spinco will hold the following key assets:

•	a 2% Net Smelter Return (“NSR”) royalty on the Company’s Tuligtic property in Mexico, which hosts the Company’s Ixtaca gold-silver development project;
•	a 1.5% NSR on the Caballo Blanco gold deposit in Mexico, a development project currently operated by Timmins Gold Corp.;
•	a 2% NSR on the Elk gold deposit in Canada, an advanced exploration project currently owned and operated by Gold Mountain Mining Corp. (“Gold Mountain”);
•	a portfolio of 21 additional NSR royalties on exploration projects in Mexico, Canada and the United States identified through the Company’s past prospect generator activities;
•
a 100% interest in the El Cobre copper-gold porphyry exploration project in Mexico and the Willow copper-gold porphyry exploration project in Nevada, in addition to a portfolio of 20 other exploration projects, many of which are located in eastern Mexico in geological environments similar to the recent Ixtaca and Caballo Blanco discoveries; and

•	sufficient working capital to satisfy stock exchange requirements.

The Ixtaca gold/silver project will remain in Almaden.

It is intended that, as part of the reorganization, Almaden's current shareholders will receive shares of Spinco by way of a share exchange, pursuant to which each existing share of Almaden is exchanged for one “new” share of Almaden and 0.6 of a share of Spinco.  This exchange is intended to be taxed in a manner similar to a return of capital on the shares of Almaden.  Warrantholders of Almaden will receive warrants of Spinco which are proportionate to, and reflective of the terms of, their existing warrants.  The reorganization will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia), and must be approved by the Supreme Court of British Columbia and by the affirmative vote of 66 2/3% of Almaden’s shareholders in attendance at a shareholders’ meeting.  The Company intends to apply for a listing of the shares of Spinco on the TSX Venture Exchange ("TSX-V").  Any such listing will be subject to Spinco fulfilling all of the requirements of the TSX-V.

OUTLOOK

Almaden has sufficient cash on hand to conduct its exploration and development plans for the next fiscal year with focus on Ixtaca.  The updated National Instrument (NI) 43-101 compliant Mineral Resource Estimate on the Ixtaca Zone released January 22, 2014 and the updated PEA reported September 3, 2014 will now be the starting point for on-going engineering studies aimed to result in a Pre-Feasibility Study (“PFS”).  Advanced engineering studies will be the emphasis of this year’s work program, as well as preparations necessary to advance permitting activities for the Ixtaca project.

The Company is also planning exploration programs on the other assets.  The prime targets for renewed activity are:

Mexican Projects:

o
El Cobre – In 2013, the Company started a small exploration drill program but decided to suspend it to focus available funds on the Ixtaca program.  Drilling to date on one target was encouraging and several other high potential targets remain untested.  A small exploration drill program has been planned for 2015 and permitting is currently underway.

o	Others – The Company is cautiously advancing a regional pipeline of projects along trends identified from the Company’s extensive past exploration programs.

Nevada, USA Projects:

o	Willow – A first stage drill program has been planned and is currently being permitted to test both a high sulphidation epithermal gold target and a porphyry copper-gold target.

Background

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties focused in Canada, United States and Mexico.  The Company’s common stock is quoted on the NYSE MKT under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

Overview

Company Mission and Focus

Almaden is focused on exploration efforts in Mexico, United States and Canada, seeking to identify new projects through early stage grassroots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.  Through this means, the Company endeavours to expose its shareholders to discovery and capital gain without as much funding and consequent share dilution as would be required if the Company were to have developed all these projects without a partner.  The Company will advance projects further when they are considered of such merit that the risk/reward ratio favors this approach.  If the property has been optioned out with unsatisfactory results but it is considered by the Company to still have merit, it may do more work to demonstrate further potential as was the case at Ixtaca.

The Company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca zone before seeking partners for them.  In this way, the Company expects to attract stronger partners for options and joint ventures.  Because the Company has the technical capability to conduct its own geological and geochemical surveys and owns its own geophysical and drilling equipment, it is in a position to quickly eliminate and absorb the cost of projects that fail to show promise after initial testing and expects to negotiate better deals for the few that deliver good results.

Qualified Person

Morgan Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 (“NI 43-101”) and the President, Chief Executive Officer and Director of Almaden, has reviewed and approved the technical contents in this MD&A.

Description of Metal and Mining Market Factors and Conditions

While most commodity prices had risen over the last decade, prices have since experienced a sharp correction given the current economic climate.  In 2014, precious metals prices dropped, only recently recovering from those lows.  For base metals, lower prices seem to be related to concerns over economic conditions in large developing nations that are building infrastructure, as well as the amount of above ground metal inventory or stockpiles.  In light of this, there remains uncertainty as to how long this trend of lower metals prices will continue, whether competition for resources will decrease or intensify, and how any change may further affect metal prices.  With regards to gold and silver, there is also uncertainty about inflation, deflation, and currency exchange rates due to difficult economic conditions around the world and how these phenomena may affect capital, operating costs, profits and personal savings.  In previous years, some gold and silver funds experienced redemptions that resulted in liquidations of metals held and thus adversely reduced metal prices; although this activity seems to have markedly lessened.  Large trading volumes in futures markets have also tended to have a mostly negative effect on precious metal prices and there remains some opinion that this has led to increased buying of physical gold and silver.

Many market participants base their expectations of gold and silver prices on the American dollar, the condition of the global economy, and comments about future U.S. interest rates made by the Federal Reserve Bank.  Market uncertainty surrounding these issues has generated substantial volatility in many asset classes, including precious metals.  As a result, gold and silver prices have declined, but not as drastically as had been forecasted.  In relation to the recent strength of the U.S. dollar, these prices are actually up in most other currencies.  Up to this point gold and silver related stocks have fared worse in relation to the metal prices and a large number of junior exploration companies are having difficulty financing their operations with some having gone out of business.  Last year, several intermediate and large production companies wrote down part of their acquisitions and several companies have also reduced reserves to reflect lower gold and silver prices.  This made these firms far more cautious about merger and acquisition activity which is further exacerbated by the difficulty of valuing assets when stock prices are so depressed.  Additionally, some larger companies have and continue to divest non-core assets in order to reduce their debt burden and lower their average operating costs.  Globalization of trade and markets has been more important to mining than many other industries and the changing political conditions in certain countries are causing companies to seek mining investments only in the most stable jurisdictions.  At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world.  Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive.  As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, the most important of which is the local community where the project is located.

These factors require frequent review of plans and budgets against a backdrop of fewer good development projects.  Existing mines are being depleted but there is no appetite in the markets for grassroots projects.  It seems clear that the current cut back in exploration means fewer good projects in the world being advanced to replace the mined out deposits.

World economic conditions have led to a decision by some cash strapped governments to seek or threaten higher tax and royalty policies and these issues tend to restrict the areas where mineral exploration and development of new mines can occur.  This should make areas permissive to exploration more attractive.  In Mexico, a royalty based on mining profits has passed into law by the federal government.  However, when compared to the difficult and arbitrary regulation and demands placed on mining and exploration in some countries, the Company’s decision to operate in the North American Free Trade zone where the three signatories operate under rule of law is proving to be sound.

The Company plans to continue its work programs on the Ixtaca project with the aim of it developing into one of the more advanced projects in the world in the expectation that the markets for gold and silver projects will improve.  Company’s management expects little opportunity to farm out early stage projects until junior explorers again have access to funding.

Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.

Under NI 43-101, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories.  An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards.  These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act.  Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an Indicated Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A filed herewith or incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Cautionary Note – The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Almaden Minerals Ltd. uses certain terms such as “measured”, “indicated”, “inferred”, and “mineral resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

Mineral Properties

The following is a brief description of the more active mineral properties owned by the Company.  Additional information can be obtained from Almaden’s website www.almadenminerals.com.

Ixtaca (Tuligtic) – Mexico
100% owned

Location and Ownership

The property lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold.  The Tuligtic property, located in Puebla State, was acquired by staking in 2001 following prospecting work carried out by the Company in the area.  Since that time, Almaden has had agreements to develop the property with three separate parties, all of whom relinquished all rights to the property and none of whom conducted work on the Ixtaca zone.  The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico.  Almaden has several other projects staked along this trend.

Recent Updates

On April 16, 2014, the Company announced the positive results from the maiden National Instrument (NI) 43-101 compliant Preliminary Economic Assessment (“PEA”) on its 100% owned Ixtaca Gold-Silver deposit, Mexico.  On September 3, 2014 the Company reported an updated National Instrument (NI) 43-101 compliant PEA which significantly reduces initial capital.  Initial capital is further reduced with an alternative “ramp-up” case that starts with a smaller 7,000 tonnes per day mill and ramps up to a 30,000 tonnes per day by Year 6.  Both PEAs were prepared by Moose Mountain Technical Services (“MMTS”) and Knight Piésold Ltd. (“KP”).  The conclusions and recommendations of both PEAs are that the Ixtaca deposit may be economically viable and the Company should proceed to a Pre-Feasibility study ("PFS").  Highlights of the updated PEA are summarised below (all values shown are in $US).

It should be noted that this PEA is preliminary in nature as it includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the PEA forecast will be realized or that any of the resources will ever be upgraded to reserves.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

PEA Update Inputs:

•	The same resource model as the maiden PEA;
•	Base Case mill throughput of 30,000 tonnes per day;
•	Mine production schedule which targets higher grades earlier and results in improvements to the maiden PEA;
•	A new waste model incorporating significantly lower specific gravity for the volcanic rock unit than that used in the maiden PEA;
•	Lower mining costs for the volcanic unit based on a review of its characteristics;
•	Waste rock from the volcanic unit constitutes more than 90% of pre-stripping material which results in a significant reduction of initial capital;
•	The adoption of conveying to the mill.

All other inputs and parameters for the PEA update remain the same as the maiden PEA including base case metal prices ($US 1320/oz gold and $US 21/oz silver).  The ramp-up case uses higher processing costs for the lower throughput years.  Highlights of the PEA update are summarised below (all values shown are in $US).

PEA UPDATE HIGHLIGHTS:

Base Case Improvements:

•	Initial Capital is reduced by 19% to $399 Million;
•	Economic Results :
o	Pre-tax Net Present Value (“NPV”) of $842 Million at a 5% discount rate and internal rate of return of 37%,
o	After-tax (including new Mexican Mining Duties) NPV(5%) of $515 Million and internal rate of return of 28%,
o	After-tax payback of Initial Capital in 2.5 years.

Ramp-Up Case:

•	Initial Capital is a 40% reduction of the Base Case to $244 Million,
•	Initial production rate of 7,000 tonnes per day expanding to 30,000 tonnes per day in year 6;
•	After-tax payback of initial capital in 4.5 years and after-tax payback of expansion capital in 0.4 years.
•	Expansion is financed internally from cash flows in years 4 and 5,
•	Pre-tax NPV(5%) of $699 Million and internal rate of return of 29%,
•	After-tax (including new Mexican Mining Duties) NPV(5%) of $427 Million and internal rate of return of 23%;

Geology and Mineral Resources

The Ixtaca deposit is an epithermal gold-silver deposit, mostly hosted by veins in carbonate units (calcareous clastic rocks) and crosscutting pre-mineral altered dykes (“basement rocks”) with a minor component of disseminated mineralisation hosted in overlying volcanic rocks.  Wireframes constraining mineralised domains were constructed based on geologic boundaries defined by mineralisation intensity and host rock type.  Higher grade zones occur where there is a greater density of epithermal veining. These higher grade domains have good continuity and are cohesive in nature.

On January 31, 2013, the Company announced a maiden resource on the Ixtaca Zone.  Since that time drilling has been focused on expanding and infilling the known resource base for this PEA which utilised the NI 43-101 Compliant Updated Mineral Resource Estimate released January 22, 2014, performed by Gary Giroux, P.Eng., qualified person under the meaning of NI 43-101, and summarised in Table 1 below.  The data available for the resource estimation consisted of 423 drill holes assayed for gold and silver.  The estimate was constrained by three dimensional solids representing different lithologic and mineralized domains.  Of the total drill holes 400 intersected the mineralized solids and were used to make the resource estimate.  Capping was completed to reduce the effect of outliers within each domain.  Uniform down hole 3 meter composites were produced for each domain and used to produce semi-variograms for each variable.  Grades were interpolated into blocks 10 x 10 x 5 meters in dimension by ordinary kriging.  Specific gravities were determined for each domain from drill core.  Estimated blocks were classified as either Measured, Indicated or Inferred based on drill hole density and grade continuity.

Table 1: Ixtaca Zone NI 43-101 Measured, Indicated and Inferred Mineral Resource Statement with the Base Case 0.5 g/t AuEq Cut-Off highlighted.  Also shown are the 0.3, 0.7, 1.0 and 2.0 g/t AuEq cut-off results. AuEq calculation based on three year trailing average prices of $1540/oz gold and $30/oz silver.

Production and Processing

The Ixtaca gold-silver project is planned as an open pit mining operation using contractor mining.  Contactor mining operating costs are assumed to be higher than expected owner-operated mining costs.  Major mining equipment is comprised of 177-tonne capacity haul trucks with 27m3 shovels.  The estimated mining inventory is comprised of 218 million tonnes of rock and 125 million tonnes of mineralized material with an average mill feed grade of 0.430 grams per tonne gold and 25.71 grams per tonne silver.  A total of 1.56 million ounces of gold and 93.5 million ounces of silver would be produced over the life of mine.  The PEA Update base case includes a 30,000 tonne per day process plant to produce gold and silver doré on site.  The process plant includes conventional crushing, grinding, gravity, flotation, concentrate leaching and Merrill-Crowe extraction process.  Average process recoveries for gold and silver are expected to be 90% based on test work carried out at the Blue Coast Research Ltd laboratory in British Columbia, Canada under the supervision of MMTS.  The following table summarizes the production and processing parameters:

Table 2 – Base Case Projected Production and Processing Summary

Total Mill Feed Material	125.3 Million tonnes
Processing Rate	30,000 tonnes per day
Life of Mine (LOM) Strip Ratio	1.7 : 1
	Gold	Silver
Average Mill Feed Grade	0.430 g/t	25.71 g/t
Average Process Recoveries	90%	90%
Average Annual Production LOM (ounces)	130,000	7,788,000
Total Production (ounces)	1,562,000	93,461,000

Capital and Operating Costs
The total estimated initial capital cost for the Ixtaca gold-silver project is $399 million and the estimated total LOM operating costs are $14.48 per tonne mill feed. The following tables summarize the cost components:

Table 3 – Base Case Initial Capital Costs ($ Millions)

Site Infrastructure	$20.4
TMF and Water Management	$44.7
Pre-stripping	$64.5
Mining Equipment	$8.0
Process Plant, Doré Plant and Conveyor	$194.5
Indirects, EPCM, Contingency and Owner’s Costs	$67.4
Total	*$399.4
*Numbers may not add due to rounding

Table 4 – Base Case Projected Operating Costs ($)

Contractor mining	$1.81	$/tonne mined
Contractor mining	$3.89	$/tonne milled
Stockpile re-handling	$1.00	$/tonne re-handled
Stockpile re-handling	$0.34	$/tonne milled
Processing	$9.00	$/tonne milled
Lower Throughput Processing	$14.00	$/tonne milled
Life of Mine G&A and GME	$0.97	$/tonne milled
Life of Mine TMF management and reclamation	$0.28	$/tonne milled

Economic Results and Sensitivities
A summary of financial outcomes comparing base case metal prices for both start-up scenarios to two alternative metal price situations are presented below.  The three metal price scenarios match the maiden PEA scenarios.  The maiden PEA base case prices were derived from a combination of spot prices in 2014 and current common peer usage.  The Alternate Case prices represented the lowest sustained prices of the metals over the previous three years. The 3 year trailing average prices represented the upside potential should metal prices regain their previous strength.

Table 5 - Base Case Summary of Ixtaca Gold-Silver Economic Results and Sensitivities ($ Million)

	Alternate Case*		Base Case		3 Year trailing Average
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Gold Price ($/oz)	$1200		$1320		$1530
Silver Price ($/oz)	$18		$21		$29
Net Cash Flow	$889	$558	$1,334	$852	$2,334	$1,496
NPV (5% discount rate)	$538	$315	$842	$515	$1,514	$950
NPV (8% discount rate)	$395	$216	$640	$378	$1,179	$727
Internal Rate of Return (%)	28.1%	20.8%	37.2%	28.3%	53.0%	41.4%
Payback (years)	2.7	3.0	2.3	2.5	1.7	2.0

*The lowest-grade stockpile material processed at the end of the mine life is below cut-off grade at the Alternate Case metal prices. In the Alternate Case this material is not processed and is counted as waste. This in turn shortens the mine life to 9 years (from 12)

Table 6 – Ramp-Up Case Summary of Ixtaca Gold-Silver Economic Results* and Sensitivities ($ Million)

	Alternate Case**		Base Case		3 Year trailing Average
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Gold Price ($/oz)	$1200		$1320		$1530
Silver Price ($/oz)	$18		$21		$29
Net Cash Flow	$792	$494	$1,231	$779	$2,218	$1,415
NPV (5% discount rate)	$424	$246	$699	$427	$1,314	$826
NPV (8% discount rate)	$284	$151	$497	$294	$972	$603
Internal Rate of Return (%)	21.5%	16.7%	28.9%	23.2%	42.5%	34.8%
Initial Capital Payback (years)*	5.0	5.2	4.2	4.5	2.9	3.2
Expansion Capital Payback (years)	0.4	0.5	0.3	0.4	0.2	0.3

*Cash Flows, NPV and IRR numbers reflect the larger mill expansion capital being financed internally from production revenue. Payback is calculated without including the mill expansion capital in order for a relative understanding of the timing of revenue streams.
** The lowest-grade stockpile material processed at the end of the mine life is below cut-off grade at the Alternate Case metal prices. In the Alternate Case this material is not processed and is counted as waste. This in turn shortens the mine life to 13 years (from 15)

Rock Management, Environment and Community
Almaden recognises the paramount importance of protecting the environment and, to facilitate the development of a sustainable project. Knight Piésold Ltd. (“KP”) have been retained to help the Company with long lead item studies concerning environmental monitoring, assessment and permitting matters. Almaden established the following environmental objectives for the Project:

•	Protect surface and ground water quality;
•	Incorporate environmental enhancement opportunities into the mine and final reclamation plans;
•	Minimize the project footprint.

In order to achieve these objectives Almaden and KP have instituted the following management strategies towards the submission of a Mexican Environmental Impact Statement.

Water Management – Almaden with KP has developed a comprehensive 2014 water management strategy including the commencement of a hydrometric and climate monitoring program, and the drilling of water measurement wells. The latest modelling using regional weather patterns suggest that management of rainfall and runoff from within the project area will provide sufficient water for continuous operations for the Ixtaca mine plan. Currently local communities use existing water supplies that come from natural springs located at higher elevations and upstream of the Ixtaca deposit. Stream flow upstream of the project will be either diverted around or collected, potentially creating a new fresh water supply source for local use, or used for mining and milling processes and before any would be discharged it would be treated to meet environmental guidelines.

Management of Rock – The limestone host rock, which constitutes approximately 1/3 of the total waste rock has buffering capacity. Static geochemical testing is currently underway to characterize this further.

Environmental Monitoring – Groundwater monitoring to ensure compliance with all applicable best management practice (BMP) technologies is a fundamental component of the Project. Flora and fauna studies are also underway.

Community - The Ixtaca deposit and any potential mining operation will be located in an area previously logged or cleared.  Existing land use in the project area is minimal. The Company has employed up to 70 local people in its drilling program who live locally to the Ixtaca deposit. Local employees make up virtually all the drilling staff, who have been trained on the job to operate the Company’s wholly owned drills. The Company has implemented a comprehensive scientifically based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca. The Company regards the local communities to be major stakeholders in the Ixtaca deposit’s future, along with the Company’s shareholders. Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated future studies are properly understood and communicated throughout the course of the Company’s exploration and development program. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

Economic Impacts - The economic analysis set out in the PEA update also provides some possible indications of the potential economic impact of the Ixtaca Project on the local, Puebla State and Mexican economies, should the future work and permitting support development of a mining operation. Highlights include:

•	Direct employment of more than 400 people during the construction phase and 430 people during the subsequent approximately 12 year operating phase;
•	Gross investment of approximately $80 million in capital equipment and equipment manufacturing during the construction phase; and,
•
Approximately $483 million in direct taxes to all levels of government, including payments to the local Municipality ($60 million), Puebla State ($109 million) and Federal ($314 million) governments over the approximately 12 year operating life of the project, but excluding payroll taxes, sales taxes and income taxes paid by employees.

Metallurgical Gold and Silver Test Work
Almaden has previously reported preliminary metallurgical test results (for details consult Almaden’s news release of January 31, 2013 and the 2013 Tuligtic Project NI 43-101 Technical Report filed on SEDAR).  These first test results showed that standard gravity and flotation techniques could result in non-optimised gold and silver recoveries that are roughly equivalent for each geological domain.  This preliminary test work indicates that leaching the combined gravity/flotation concentrate can produce a gold and silver doré on site.  All geologic domains were tested using whole core composites selected to represent a range of grades.

Subsequent to the publication of the preliminary results in 2013, additional metallurgical work, on the original and new whole core composites, focused on optimizing gravity and rougher flotation results over a broader range of head grades.  This work indicates overall Au and Ag recoveries from a combination of flotation and gravity concentration and intensive leaching of this combined concentrate to average 90% for Au and Ag across all geologic domains.  Further PFS-level metallurgical test work focussing on process optimization is currently underway on variability samples collected from fresh drill core.  This program will focus on the optimisation of the gravity/bulk flotation/concentrate and intensive leaching process.  Offsite refining of the concentrate will also be evaluated.

Next Engineering and Development Steps
The Company has initiated work towards a Pre-Feasibility Study.  Apart from further metallurgical studies (underway), the work initiated includes geo-mechanical (field work completed) and geotechnical (underway) drilling, static geochemical test work (underway) to characterise rock chemistry and long lead time environmental and water monitoring.  Other work underway currently includes environmental baseline monitoring such as flora and fauna studies, climate monitoring, water quality sampling and surface water hydrology monitoring.  A NI 43-101 technical report for the Ixtaca Deposit PEA Update was filed on SEDAR (www.sedar.com) on October 17, 2014.

Qualified Persons, Quality Control and Assurance
The following companies have undertaken work in preparation of the PEA update:
•	APEX Geoscience Ltd. (Exploration and Drill data QA/QC)
•	Giroux Consultants Ltd. (Mineral Resource Estimation)
•	Moose Mountain Technical Services (Overall Report Preparation, Mine Plan and Mineral Processing, Infrastructure and Financial Model
•	Knight Piésold Engineering Ltd. (Geotechnical, Environmental, Rock and Tailings Management)

The independent qualified persons responsible for preparing the Ixtaca Preliminary Economic Assessment are; Jesse Aarsen, P.Eng. and Tracey Meintjes, P.Eng. of MMTS, Ken Embree, P.Eng. of KP, Kris Raffle, P.Geo. of APEX Geoscience Ltd., and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd., all of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 ("NI 43-101") and have reviewed and approved the contents of the news release dated October 17, 2014.

MMTS is an association of Geologists, Engineers and Technicians providing experienced knowledge in Geology, Mine Engineering, and Metallurgical Services and Support to the mining industry for over 15 years.  Through their network of associates they provide an integrated team of experts and QP’s. Services range from early grassroots exploration and development, block model builds, resource and reserve estimates, advanced planning and studies for mine proposals (including operational support), process design and permitting process guidance and support. MMTS has experience working on coal, gold, silver, copper, molybdenum, and tungsten deposits throughout North and South America and around the world.  A list of specific projects worked on by MMTS can be found at www.moosemmc.com.

Knight Piésold is an international consulting firm and recognized leader in providing engineering and environmental services.

The analyses used in the preparation of the mineral resource statement were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques.  For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”).  Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish.  Silver is first analysed by four acid digestion and Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”) finish. Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish.  Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements.  In addition to the in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. of APEX Geoscience Ltd., completed an independent review of Almaden’s drill hole and QAQC databases.  The review included an audit of approximately 10% of drill core analyses used in the mineral resource estimate.  A total of 10,885 database gold and silver analyses were verified against original analytical certificates. Similarly, 10% of the original drill collar coordinates and down hole orientation survey files were checked against those recorded in the database; and select drill sites were verified in the field by Kris Raffle, P.Geo. The QAQC audit included independent review of blank, field duplicate and certified standard analyses.  All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.  No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses. The mineral resource estimate referenced in this press release was prepared by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101.  All drill sections and related assay data from the 2013 drilling program used in the resource estimate have been posted to the Company’s website.

Exploration Opportunities
The Ixtaca deposit is one of several exploration targets on the wholly owned Tuligtic property. The 14,000 hectare Tuligtic claim covers an area of high level epithermal clay alteration.  The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses.  In areas devoid of this covering ash, soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems.  The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the project.  Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone.

The potential quantity and grade of these exploration targets is conceptual in nature.  There has been insufficient exploration and/or study to define these exploration targets as a Mineral Resource.  It is uncertain if additional exploration will result in these exploration targets being delineated as a Mineral Resource.  The potential quantity and grade of these exploration targets has not been used in the PEA update.

During the three months ended December 31, 2014, the Company incurred $269,867 of land acquisition costs and $1,151,356 of exploration costs primarily on drilling and advanced engineering studies compared to $85,150 of land acquisition costs and $2,657,298 of exploration costs from drilling and assaying during the same period in 2013.

During the year ended December 31, 2014, the Company incurred $1,137,914 (2013 - $1,001,706) of land acquisition costs and $5,155,990 (2013 - $6,800,208) of exploration costs.  The exploration work completed during the year relates to geotechnical drilling in preparation for the pre-feasibility study and exploration drilling of targets outside the Ixtaca Zone.  Land acquisition costs relates to securing surface rights to access the property.

Upcoming / Outlook
The Company plans to continue with engineering studies in preparation of completing a pre-feasibility study later in the year.  Drilling is also planned on other targets on the property that have the potential for vein mineralization similar to that of the Ixtaca zone.  This program will be funded and managed by the Company.

El Cobre – Mexico
100% owned (subject to a 0.5% NSR)

In 2011 the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup”).  As part of the transaction, Goldgroup also transferred to Almaden its 40% interest in the El Cobre property. The Company now owns a 100% interest in the El Cobre subject to a sliding scale royalty payable to a third party.

Location and Ownership

El Cobre project is located adjoining the Caballo Blanco project in Veracruz State, Mexico.

Recent Updates

The El Cobre project covers copper-gold porphyry mineralization known to exist over a strike length of at least four kilometers.  Drilling by Almaden and past partners along this strike length has returned significant copper and gold values.  The mineralization is associated with the exposed portions of diorite stocks which have intruded intermediate volcanic rocks.  Mineralogic and fluid inclusion studies show conclusively that the gold and copper-gold porphyry-style mineralization at El Cobre is not deeply eroded and great potential exists at depth.  More importantly these studies indicate that the mineralization is genetically uniquely like that of some of the Maricunga district gold-copper porphyry systems in Chile.  In 2011, Almaden commenced a TITAN 24 CSAMT-IP geophysical survey of the property.  This program was planned to help identify where to focus a program of deeper drilling.  Almaden’s 100% interest in the El Cobre project is subject to a 0.5% NSR payable to a third party, 50% of which may be purchased for US$3,000,000.

During the three months ended December 31, 2014, the Company incurred a total of $40,773 of exploration costs on El Cobre compared to $16,162 during the same period in 2013.  During the year ended December 31, 2014, the Company incurred a total of $141,501 of exploration costs (year ended December 31, 2013 - $207,832).

Upcoming / Outlook

A 5,000-meter exploration drill program was suspended in early 2013 after completing five holes on one of the multiple targets due to budgetary reasons to allow the Company to focus on the Ixtaca Zone of the Tuligtic project.  Further exploration of this project is anticipated for 2015.

ATW – NWT, Canada
66.2% through ownership of shares in ATW Resources Ltd.

Location and Ownership

The ATW diamond property is located at Mackay Lake, NWT and is in close proximity to a number of active diamond exploration projects: The Diavik Mine lies about 29 kilometres north, the Snap Lake Project is about 68 kilometres southwest, the Mountain Province/De Beers Gacho Kue Project is about 72 kilometres southeast, and Peregrine Diamonds Ltd.’s DO-27 Kimberlite lies 20 kilometres to the northeast.

The Company has a 66.2% joint venture (“JV”) interest in ATW with ATW Resources Ltd.  The JV is operated by Almaden and all parties have a working interest.

Recent Updates / Outlook

No field work was conducted during 2014. Further exploration of this project will be resumed when economic conditions are more favourable.

During the three months ended December 31, 2014, the Company spent $8,132 on the property compared to $Nil during the same period in 2013.  During the year ended December 31, 2014 the company incurred a total of $23,784 of exploration costs (year ended December 31, 2013 - $16,165).  Given that no further expenditures are planned, the Company recorded a write-down at at December 31, 2014 of $1,493,764 (2013 - $Nil) to a carrying value of $1.

Willow – Nevada, USA
100% owned

Location and Ownership

The Willow property was acquired by staking in 2007 and is 100% owned by the Company.

Recent Updates / Outlook

In 2011, the Company completed a TITAN 24 geophysical survey on the Willow project. Geological review of this work was used to select drill targets.  A drill program is currently being permitted but will be subject to staff and budget availability.

During the three months ended December 31, 2014, the Company spent $812 on the property compared to $669 during the same period in 2013.  Given that no further expenditures are planned, the Company recorded a write-down at December 31, 2014 of $874,897 (2013 - $Nil) to a carrying value of $1.

Other properties

(i) Nicoamen River – B.C., Canada
100% owned

The Company acquired a 100% interest in the Nicoamen River property by staking.  This property is located in the southern interior region of British Columbia, Canada.

(ii) Skoonka Creek – B.C., Canada
34.14% interest

The Company has a 34.14% interest in the Skoonka Creek gold property located northeast of Lytton, British Columbia, Canada. The Company recorded a write-down in 2014 of $Nil (2013 - $8,077).

(iii) Merit – B.C., Canada
100% owned

The Company acquired a 100% interest in the Merit property by staking.  In September 2014, the Company drilled two exploration diamond drill holes totalling 559 metres on the property.  No further drilling is planned at this time.  The Company recorded a write-down in 2014 of $109,734 (2013 - $5,697).

(iv) San Jose - Mexico
100% owned
The Company purchased a 100% interest in the San Jose claim.  The Company recorded a write-down in $427 (2013 - $24,676).

(v) Matehuapil and Santa Isabela – Mexico

During 2007, the Company was successful in a bid for the government owned Matehuapil mineral concession that adjoins the Santa Isabela property.  In 2013, the Company abandoned the claims and the bond in amount of $138,929 was released on September 3, 2014.  In 2014, the Company recorded a write-down of $Nil (2013 - $39,583).

(vi) Caldera – Mexico
100% owned

The Company acquired a 100% interest in the Caldera property by staking.  This gold project located in Puebla State, Mexico, 10 km from Almaden’s Ixtaca zone on its Tuligtic property, was discovered by the Company in 2007 during a regional exploration program and expanded in 2008.  Further geological mapping and sampling were carried out in 2009 with encouraging results.  A drill program is being considered for this property as it is fully permitted subject to economic conditions.  The Company recorded a write-down in 2014 of $35,846 (2013 - $102,021).

Risks and Uncertainties

Below are some of the risks and uncertainties that the Company faces.  For a full list of risk factors, please refer to the Company’s Form 20-F filed on March 30, 2015.

Market volatility for marketable securities
The Company’s marketable securities consist of shares of exploration companies which are historically very volatile.  There is no assurance that the Company will be able to recover the current fair market value of those shares.  The Company also may hold large number of shares in those companies which may be difficult to sell in illiquid markets from time to time.

Industry
The Company is engaged in the exploration of mineral properties, an inherently risky business.  There is no assurance that a mineral deposit will ever be discovered, developed and economically produced.  Few exploration projects result in the discovery of commercially mineable ore deposits.  If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners.  The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates
The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment.  No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

The prices of Gold, Silver and other metals
The price of gold is affected by numerous factors including central bank sales or purchases, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels.  In addition, the price of gold has been volatile over short periods of time due to speculative activities.
The price of silver is affected by similar factors and, in addition, is affected by having more industrial uses than gold, as well as sometimes being produced as a by-product of mining for other metals with its productions thus being more dependent on demand for the main mine product than supply and demand for silver.  The prices of other metals and mineral products that the Company may explore for have the same or similar price risk factors.

Cash flows and additional funding requirements
The Company currently has no revenue from operations.  If any of its exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest or be reduced in interest or to a royalty interest.  Additional capital would be required to put a property into commercial production.  The sources of funds currently available to the Company are the sale of its inventory of gold, marketable securities, equity capital or the offering of an interest in its projects to another party.  The Company currently has sufficient financial resources to undertake all of its currently planned exploration programs.  However, the companies to which the Company options properties could well encounter difficulty in financing such projects.

Exchange rates fluctuations
Fluctuations in currency exchange rates, principally the Canadian/U.S. Dollar and the Canadian/Mexican Peso exchange rates, can impact cash flows.  The exchange rates have varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. Dollars and Mexican Pesos.  Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results.  The Company does not engage in currency hedging to offset any risk of exchange rates fluctuation.

Environmental
The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions.  Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms.  Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.  Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation.  The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations
The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates.  These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly.  The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land men and legal counsel in both Mexico and the United States.

Title to mineral properties
While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  Unresolved native land claim issues in Canada may affect its properties in this jurisdiction in the future.

Possible dilution to present and prospective shareholders
The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt.

Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.  The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties.  This dilution is undertaken to spread or minimize the risk and to expose the Company to more exploration plays.  However, it means that any increased market capitalization or profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At March 30, 2015, there were 6,245,000 stock options, 8,586,000 warrants and 283,410 finder’s warrants outstanding.  Directors and officers hold 5,110,000 of the options and 1,135,000 are held by employees and consultants of the Company.  Directors and officers hold 208,650 of the warrants.

Trading volume
The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of share price
Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition
There is competition from other mining exploration companies with operations similar to Almaden.  Many of the companies with which it competes have operations and financial strength greater than the Company.

Dependence on management
The Company depends heavily on the business and technical expertise of its management.

Conflict of interest
Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Impairment of Exploration and Evaluation Assets

The Company assesses its exploration and evaluation assets quarterly to determine whether any indication of impairment exists.  Common indications of impairment, which is often judgemental, include but are not limited to, the right to explore the assets has expired or will soon expire and is not expected to be renewed, substantive expenditure of further exploration is not planned, or the results are not compelling enough to warrant further exploration by the Company.

At December 31, 2014, the Company concluded that impairment indicators exist with respect to certain exploration and evaluation assets.  An impairment of exploration and evaluation assets of $2,467,567 for the three months ended December 31, 2014 (three months ended December 31, 2013 - $135,648) has been recognized.  An impairment of exploration and evaluation assets of $2,570,664 has been recognized for the year ended December 31, 2014 (year ended December 31, 2013 - $371,038).

Material Financial and Operations Information

Selected Annual Financial Information

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
	$	$	$
Total revenues	253,991	220,432	299,167
Net loss for the year	(14,982,667)	(6,356,609)	(10,238,377)
Net loss per share - basic	(0.23)	(0.10)	(0.17)
Net loss per share - diluted	(0.23)	(0.10)	(0.17)
Income (loss) on exploration and evaluation assets	55,111	(716,006)	47,500
Impairment of exploration and evaluation assets	2,570,664	371,038	1,268,856
Share-based payments	565,800	381,950	1,716,250
Working capital	9,171,791	12,676,166	19,474,784
Total assets	42,018,646	48,987,933	49,132,316
Total long-term liabilities	1,839,482	Nil	Nil
Cash dividends declared – per share	Nil	Nil	Nil

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

Expressed In $CAD	Dec 14 Quarter	Sep 14 Quarter	Jun 14 Quarter	Mar 14 Quarter	Dec 13 Quarter	Sep 13 Quarter	Jun 13 Quarter	Mar 13 Quarter
	$	$	$	$	$	$	$	$
Total revenue	35,007	40,298	119,076	59,610	62,705	53,418	49,100	55,209
Net loss	(12,127,299)	(1,115,388)	(633,908)	(1,106,072)	(2,760,252)	(915,280)	(1,000,845)	(1,680,232)
Loss per share – basic	(0.19)	(0.01)	(0.01)	(0.02)	(0.04)	(0.01)	(0.02)	(0.03)
Loss per share – diluted	(0.19)	(0.01)	(0.01)	(0.02)	(0.04)	(0.01)	(0.02)	(0.03)
Income (loss) on exploration and evaluation assets	-	13,451	41,660	-	(613,064)	(218,532)	-	115,590
Write-down of interests in exploration and evaluation assets	2,467,567	61,981	9,746	31,370	135,648	59,769	19,975	155,646
Share-based payments	60,000	193,500	27,300	285,000	-	-	370,550	11,400
Working capital	9,171,791	11,825,360	9,666,492	11,161,822	12,676,166	16,803,537	18,197,558	16,087,288
Total assets	42,018,646	52,444,106	47,707,942	48,488,138	48,987,933	50,116,249	49,513,984	47,020,941
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Review of Operations and Financial Results

Results of Operations for the three months ended December 31, 2014 compared to the three months ended December 31, 2013

For the three months ended December 31, 2014, the Company recorded a net loss of $12,127,299 or $0.19 per share compared to a net loss of $2,760,252 or $0.04 per share for the three months ended December 31, 2013.  The increase in net loss of $9,367,047 was primarily a result of an impairment charge against the investment in Gold Mountain of $6,637,288 and of deferred income tax expense of $1,839,482.  The Company wrote down its investment in associates to its fair value as the decline in value was considered significant and prolonged as at December 31, 2014.

Because the Company is an exploration company, it has no revenue from mining operations.  The revenue of $35,007 during the quarter ended December 31, 2014 consisted of interest income and other income from office rental.  The revenue during the quarter ended December 31, 2013 of $62,705 consisted of interest income and other income from office rental and a royalty payment of $4,758 from Gold Mountain from the Elk property.  The decrease in interest income was the result of lower cash balances available for investment.

During the three months ended December 31, 2014, there was $Nil income (loss) on exploration and evaluation assets.  During the three months ended December 31, 2013, there was a loss on exploration and evaluation assets of $613,064 as a result of the Company paying $469,045 in the form of cash and shares as part of the consideration payable to obtain a reduction in a royalty with respect to the Caballo Blanco property.  The payment and shares are the result of a 2011 royalty agreement that was subsequently amended pursuant to an Amended Royalty Agreement.  The Company also accrued a reversal from a previous years’ recovery of exploration costs that resulted in a loss on exploration and evaluation assets of $144,019.  The accrual relates to a Canada Revenue Agency review of Almaden’s 2010 and 2011 British Columbia Mining Exploration Tax Credit (“BCMETC”) from various grassroots mineral projects in B.C

General and administrative expenses were $791,950 in the fourth quarter of 2014 (December 31, 2013 - $641,884.  The increase in general and administrative expenses of $150,066 is the result of an increase in legal fees paid for the due diligence contemplated by the Company in the corporate reorganization for the spin out transaction.

General and exploration expenses of $148,857 were incurred in the fourth quarter of 2014 compared to $191,208 for the three months ended December 31, 2013.  These expenditures vary according to management decisions on work to be done on any property.

Significant non-cash items in the quarter ended December 31, 2014 compared to December 31, 2013 include the impairment of investment in associate $6,637,288 (December 31, 2013 - $Nil), the impairment of exploration and evaluation assets of $2,467,567 (December 31, 2013 - $135,648) and a deferred income tax of $1,839,482.  The impairment of investment in associate relates to the significant or prolonged decline in fair value of the shares of Gold Mountain.  Impairment of exploration and evaluation assets fluctuate period to period based on management’s evaluation of the carrying value of each exploration and evaluation asset held at the time.  The Company’s deferred income tax relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Ixtaca project.

The recognition of deferred income tax expense is due to the management’s intention to complete a spin-out of certain Company assets and liabilities.  Management has determined that the Company will most likely recover the carrying amount of the Ixtaca property through use rather than through sale.  Before the spin-out was planned, it was management’s expectation that the carrying amount of the Ixtaca property would be recovered through sale rather than through use.

Results of Operations for the year ended December 31, 2014 compared to the year ended December 31, 2013

For the year ended December 31, 2014, the Company recorded a net loss of $14,982,667 or $0.23 per share compared to a net loss of $6,356,609 or $0.10 per share for the year ended December 31, 2013.  The increase of $8,626,058 in net loss was primarily the result of an increase in impairment of investment in associate of $6,637,288, an increase of impairment of exploration and evaluation assets of $2,199,626, and an increase in deferred income tax of $1,839,482.

The Company has no revenue from mining operations as it only conducts exploration and development work.  The revenue of $253,991 during the year ended December 31, 2014 consists of interest income, other income from office rental and contract drilling services provided to third parties.  Revenue of $220,432 during the year ended December 31, 2013 consisting of interest income and other income from office rental.  The increase in revenue of $33,559 from 2014 to 2013 relates to the net profit earned from contract drilling.

During the year ended December 31, 2014, income on exploration and evaluation assets of $55,111 consists of a $41,660 reversal of a previous years’ accrual from a Canada Revenue Agency review of Almaden’s 2010 and 2011 British Columbia Mining Exploration Tax Credit (“BCMETC”) from various grassroots mineral projects in British Columbia, Canada and a refund of $13,450 from 2012 BCMETC application. During December 31, 2013, loss on exploration and evaluation assets was the result of selling nine properties, obtaining a reduction in a royalty and accruing a reversal from a previous years’ recovery of exploration costs of $716,006.  Income (loss) on exploration and evaluation assets can vary year to year depending on the activities of the Company.

General and administrative expenses were $2,489,108 for the year ended December 31, 2014 (December 31, 2013 - $2,154,278).  The primary increase in general and administrative expenses was the result from higher professional fees paid for capital market advisory services and different levels of investor relations activities.  Director’s fees totalling $48,000 were paid during the year ended December 31, 2014 compared to $48,000 during the year ended December 31, 2013.

General exploration expenses of $592,105 were incurred in the year ended December 31, 2014 compared to $707,542 for the year ended December 31, 2013.  These expenditures vary according to management decisions on work to be done on any property.  Given the current market conditions less exploration work was completed to conserve capital and allow the Company to focus on the Tuligtic project.

Significant non-cash items in the year ended December 31, 2014 compared to December 31, 2013 included impairment of investment in associate, impairment of exploration and evaluation assets, deferred income tax, impairment of marketable securities, share based payments and loss on investment in associate.  During the year ended December 31, 2014, the impairment of investment in associate of $6,637,288 (2013 - $Nil) relates to a write down in its investment in Gold Mountain to fair value as the decline in value was considered significant and prolonged.  Impairment of exploration and evaluation assets of $2,570,664 in the year ended December 31, 2014 (2013 - $371,038) fluctuate period to period based on management’s evaluation of the carrying value of each exploration and evaluation asset held at that time.  Deferred income tax of $1,839,482 (2013 - $Nil) relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Ixtaca project.  Impairment of marketable securities of $405,903 in the year ended December 31, 2014 (2013 - $1,274,743) relates to significant or prolonged losses of equity securities held by the Company.  Share based payments of $565,800 in the year ended December 31, 2014 (2013 - $381,950) are recognized on the grant of stock options in any period.  During the year ended December 31, 2014 the loss on investment in associate of $135,209 (2013 - $818,889) was the recognition of the equity losses in Gold Mountain.  The equity pick up can vary period to period based on the performance of Gold Mountain.

Liquidity and Capital Resources

At December 31, 2014, the Company had working capital of $9,171,791 including cash and cash equivalents of $8,172,598 compared to working capital of $12,676,166 including cash and cash equivalents of $11,994,773 at December 31, 2013.  The decline in working capital of $3,504,375 is mainly due to capitalized exploration expenses incurred at Ixtaca.

On August 1, 2014, the Company closed a non-brokered private placement for gross proceeds of $6,000,000 to advance its Ixtaca deposit towards the completion of advanced engineering studies, exploration and for general working capital.  The advanced engineering studies may be used by the Company in connection with the preparation of a pre-feasibility study.

In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at December 31, 2014 was $2,200,086 or $1,925,318 above book value as presented in the financial statements.  The Company has no long-term debt.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year.  On February 11, 2015, the Company closed a non-brokered private placement for gross proceeds of $5,525,000.  Management has a proven track record to be able to raise money even in a very challenging financial marketplace as evident in the private placements during 2014 and 2015.

Three months ended December 31, 2014

Net cash used in operating activities during the quarter ended December 31, 2014 was $982,384 (2013 – cash used of $388,220), after adjusting for non- cash activities.  The difference in net cash used in operating activities from fourth quarter 2014 compared to fourth quarter 2013 is higher professional fees paid for the corporate reorganization of the spin out transaction.

Net cash used in investing activities during the fourth quarter of 2014 was $1,541,389 (2013 - $3,029,167).  Significant items include expenditures on mineral property interests of $1,425,400 (2013 - $3,020,002) primarily on land acquisition and drilling costs on the Tuligtic property.

During the quarter ended December 31, 2014, the Company received $Nil (2013 $51,000 on the exercise of 75,000 options).

Year ended December 31, 2014

Net cash used in operating activities during the year ended December 31, 2014 was $3,088,700 (2013 - $1,628,440) after adjusting for non-cash activities.  The increase in cash used from operating activities in 2014 compared to 2013 relates to changes in non-cash working capital components of accounts receivable and accounts payable.  In 2014, the Company made a conscientious effort to pay suppliers quickly during difficult market conditions.

Net cash used in investing activities during the year ended December 31, 2014 was $6,614,225 (2013 - $8,199,490).  Significant items include expenditures on mineral property interests of
$6,768,273 (2013 - $8,253,489) primarily on land acquisition of $1,137,914 (2013 - $1,001,706) and drilling costs on the Tuligtic property of $5,155,990 (2013 - $6,800,208).

Net cash from financing activity during the year ended December 31, 2014 relates to a non-brokered private placement where the Company received gross proceeds of $6,000,000 less share issue costs of $256,111 by the issuance of 4,000,000 units at a price of $1.50 per unit.  A finder’s fee of $107,400 in cash and finder’s warrants to purchase up to 48,000 common shares at a price of $1.50 per common share until August 1, 2015 was paid on a portion of the placement.  The fair value of the finder’s warrants of $15,361 was allocated to share capital and reserves for warrants.  During 2014, the Company also received $121,500 from the exercise of 150,000 stock options.

Management estimates that the current cash position and expected future cash flows from stock options and warrants and the participation of partners potential financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for the foreseeable future.  There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.
	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2013	64,578,321	$81,151,042
December 31, 2014	68,728,321	$87,083,931
March 30, 2015	73,148,321	$92,494,743

Share issuances during fiscal 2014

During the year ended December 31, 2014, the company received $121,500 on the exercise of 150,000 stock options.

On August 1, 2014, the Company closed a non-brokered private placement by the issuance of 4,000,000 units at a price of $1.50 per unit for gross proceeds to the Company of $6,000,000 less share issue costs of $256,111.  Each unit consists of one common share and one-half of one non-transferrable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share at a price of $2.00 per common share until August 1, 2015.  A finder’s fee of $107,400 in cash and finder’s warrants to purchase up to 48,000 common shares at a price of $1.50 per common share until August 1, 2015 was paid on a portion of the placement.  The fair value of the finder’s warrants of $15,361 was allocated to share capital and reserves for warrants.

The following table summarizes information about warrants outstanding at March 30, 2015:

Expiry date	Exercise price	Dec 31, 2014	Issued	Issued	Expired / cancelled	March 30, 2015
August 1, 2015	$1.50	48,000	-	-	-	48,000
August 1, 2015	$2.00	2,000,000	-	-	-	2,000,000
July 17, 2016*	$1.50/$1.80	4,376,000	-	-	-	4,376,000
July 17, 2016	$1.50	186,000	-	-	-	186,000
February 11, 2016	$2.00	-	2,210,000	-	-	2,210,000
February 11, 2016	$1.28	-	49,410	-	-	49,410
Options outstanding and exercisable		6,610,000	2,259,410	-	-	8,869,410
Weighted average exercise price		$ 1.65	$ 1.98	-	-	$ 1.88

*Since these warrants were not exercised by January 17, 2015, the exercise price has increased from $1.50 to $1.80 per share.

The table in Note 11(c) to the consolidated financial statements summarizes information about warrants outstanding at December 31, 2014.

The Company grants directors, officers, employees and contractors options to purchase common shares under its Stock Option Plan.  This plan and its terms are detailed in Note 11(d) to the consolidated financial statements for the year ended December 31, 2014.  During the year ended December 31, 2014 and to the date of this MD&A, the Company granted the following stock options:

Number of Stock Options Granted	Price Per Share	Expiry Date
65,000	$1.51	May 6, 2016
150,000	$1.56	July 14, 2016
150,000	$1.40	October 10, 2016
1,180,000	$1.12	January 2, 2017
375,000	$1.19	January 2, 2019
150,000	$1.50	July 2, 2019

The table in Note 11(d) to the consolidated financial statements summarizes information about stock options outstanding at December 31, 2014.

The following table summarizes information about stock options outstanding at March 30, 2015:

Expiry date	Exercise price	Dec 31, 2014	Granted	Exercised	Expired / cancelled	March 30, 2015
January 4, 2015	$1.14	970,000	-	-	970,000	-
February 22, 2015	$2.26	20,000	-	-	-	20,000
April 25, 2015	$1.67	25,000	-	-	-	25,000
June 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	100,000	105,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	75,000	-	-	-	75,000
May 6, 2015	$1.51	65,000	-	-	-	65,000
June 8, 2016	$3.29	2,270,000	-	-	125,000	2,145,000
July 14, 2016	$1.56	150,000	-	-	-	150,000
August 15, 2016	$2.93	150,000	-	-	-	150,000
October 10, 2016	$1.40	150,000	-	-	-	150,000
January 2, 2017	$1.12	-	1,180,000	-	-	1,180,000
May 4, 2017	$2.18	225,000	-	-	25,000	200,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 4, 2018	$1.98	90,000	-	-	-	90,000
June 18, 2018	$1.66	250,000	-	-	-	250,000
January 2, 2019	$1.19	375,000	-	-	-	375,000
July 2, 2019	$1.50	150,000	-	-	-	150,000
Options outstanding and exercisable		6,285,000	1,180,000	-	(1,220,000)	6,245,000
Weighted average
exercise price		$ 2.29	$1.12	-	$ 1.47	$2.23

As of date of this MD&A, there were 73,148,321 common shares issued and outstanding and 88,262,731 common shares outstanding on a diluted basis.

Environmental Provisions and Potential Environmental Contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company estimates that future reclamation and site restoration costs based on the Company’s exploration activities to date are not significant however the ultimate amount of reclamation and other future site restoration costs to be incurred in the future is uncertain.

Off-Balance Sheet Arrangements

None.

Contractual Commitments

The Company is committed under an operating lease for office premises through, 2016. On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and 265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.

As at December 31, 2014, the remaining payments for the executive contract and the operating lease are due as follows:
	2015	2016	2017	2018	2019	Total

Office lease	$ 81,000	$ 6,700	$ -	$ -	$ -	$ 87,700
Executive contracts	505,000	505,000	505,0000	505,0000	-	2,020,000
	$ 586,000	$ 511,700	$ 505,0000	$ 505,0000	$ -	$ 2,107,700

Proposed Transactions

None

Transactions with Related Parties

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President of Corporate Development.  The aggregate compensation paid or payable to key management for services is as follows:

	December 31, 2014		December 31, 2013

Salaries, fees and benefits	$ 738,125	(i)	$ 690,700	(i)
Share based compensation	469,500	(ii)	340,250	(iii)
Director’s fees	48,000		48,000
	$1,255,625		$1,078,950

(i)
During 2014, Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company of which the Chairman of the Company is a shareholder, was paid $240,000 (2013 - $240,000) for geological services provided to the Company and recorded in general exploration expenses.

(ii)
Comprised of 675,000 options granted pursuant to the Company’s stock option plan during 2014, all of which vested on the grant date.  The value of 375,000 option-based awards is based on the fair value of the awards ($1.19) calculated using the Black-Scholes model at the January 2, 2014 grant date.  The value of 150,000 option-based awards is based on the fair value of the awards ($1.50) calculated using the Black-Scholes model at the July 2, 2014 grant date.  The value of 150,000 option based awards is based on the fair value of the awards ($1.40) calculated using the Black-Scholes model at the October 10, 2014 grant date.

(iii)
Comprised of 325,000 options granted pursuant to the Company’s stock option plan during 2013, all of which vested on the grant date.  The value of 75,000 option-based awards is based on the fair value of the awards ($1.17) calculated using the Black-Scholes model at the April 3, 2013 grant date.  The value of 250,000 option-based awards is based on the fair value of the awards ($1.01) calculated using the Black-Scholes model at the June 18, 2013 grant date.

(b)	Other related party transactions

i)  ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.

ii)  Other

(a)	During the year ended December 31, 2014, the Company paid a company controlled by a Director of the Company $Nil (2013 - $1,500) for consulting services provided to the Company.

(b)	During the year ended December 31, 2014, the Company paid a company controlled by a Director of the Company, $Nil (2013 - $700) for accounting services provided to the Company.

(c)	During the year ended December 31, 2014, no payments were paid to Hawk Mountain for marketing and general administrative services provided by the spouse of the Chairman (2013 - $6,300).

(d)
During the year ended December 31, 2014, the Company employed the Chairman’s daughter for a salary of $34,050 less statutory deductions (2013 - $34,000) for marketing and administrative services provided to the Company.

Financial Instruments

The fair values of the Company’s cash and cash equivalent, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)	Currency risk
The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at December 31, 2014, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

	US dollar	Mexican peso
Cash and cash equivalents	$ 530,909	$ 174,262
Accounts receivable and prepaid expenses	67,179	7,797
Total assets	$ 598,088	$ 182,059

Trade and other payables	$ 59,608	$ 19,078
Total liabilities	$ 59,608	$ 19,078

Net assets (liabilities)	$ 538,480	$ 162,981

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $53,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $17,000.

(b)	Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the statement of financial position date.  The Company’s excise tax consists primarily of goods and services tax due from the federal government of Canada. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2014 the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Company’s net income by $68,000.

(e)	Commodity price risk
The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $22,000.

(f)	Classification of Financial instruments
IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

2014	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$853,123	$-	$-	$853,123

2013	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$1,058,661	$-	$-	$1,058,661

The Company does not invest in derivatives to mitigate these risks.

Management of Capital

The Company manages its common shares, stock options and warrants as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.  In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

Subsequent Events

(a)	Private Placement

On February 11, 2015, the Company closed a non-brokered private placement by the issuance of 4,420,000 units at a price of $1.25 per unit for gross proceeds to the company of $5,525,000.  Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until February 11, 2016.  A fee of $212,626 in cash and warrants to purchase up to 49,410 common shares at a price of $1.28 per common share until February 11, 2016 was paid on a portion of the placement.

(b)	Spin Out

The Company announced that it will be deferring shareholder approval of the spin-out of its early stage exploration projects, royalty interests and certain other non-core assets, to the Company’s 2015 annual general meeting (the “AGM”).  The AGM is expected to be held in June 2015.  Shareholder approval is being deferred to avoid the expense of an additional shareholders’ meeting and to allow more time for shareholders to better understand the corporate reorganization and merits before voting.  The Company remains committed to the spin-out and does not believe that the deferral of the shareholder vote will place the transaction at risk.

It is intended that, as part of the reorganization, Almaden's current shareholders will receive shares of Spinco by way of a share exchange, pursuant to which each existing share of Almaden is exchanged for one “new” share of Almaden and 0.6 of a share of Spinco.  This exchange is intended to be taxed in a manner similar to a return of capital on the shares of Almaden.  Warrant holders of Almaden will receive warrants of Spinco which are proportionate to, and reflective of the terms of, their existing warrants.  The reorganization will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia), and must be approved by the Supreme Court of British Columbia and by the affirmative vote of 66 2/3% of Almaden’s shareholders in attendance at a shareholders’ meeting.  The Company intends to apply for a listing of the shares of Spinco on the TSX Venture Exchange ("TSX-V").  Any such listing will be subject to Spinco fulfilling all of the requirements of the TSX-V.

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o
The assessment that the Company has significant influence over the investment in Gold Mountain (Consolidated Financial Statements Note 7) which results in the use of the equity accounting method for accounting for this investment.  In making their judgement, management considered its percentage ownership, the composition of the Board of Directors of Gold Mountain, the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.

o
The analysis of the functional currency for each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

o
The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale (Note 16). In making this determination, management considered the likelihood of completing the Company’s planned spin out transaction (Note 22) taking into account all legal, regulatory and business requirements to affect the planned spin-out transaction.

Estimates

o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;

o	The carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statements of financial position;

o
The carrying value of investments, and the estimated annual gains or losses recorded on investments from income and dilution, and the recoverability of the carrying value which are included in the consolidated statements of financial position;

o
The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss;

o	The estimated value of the exploration and development costs which is recorded in the statements of financial position;

o	The inputs used in accounting for share option expense in the consolidated statements of comprehensive loss;

o
The provision for income taxes which is included in the consolidation statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statements of financial position at December 31, 2014;

o	The inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position;

o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;

o	The estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 8(a);

o	The estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in Note 8(b).

Application of new and revised accounting standards effective January 1, 2014

The Company has evaluated the following new and revised IFRS standards and has determined there to be no material impact on the consolidated financial statements upon adoption:

(i)	IFRIC 21 – Levies
(ii)	Amendments to IAS 32 - Financial Instruments: Presentation
(iii)	Amended standard IFRS 2 Share-based Payment - The amendment to IFRS 2 redefines the definition of “vesting condition.”
(iv)
Amended standard IFRS 3 Business Combinations - The amendment to IFRS 3 provides further clarification on the accounting treatment for contingent consideration, and provides a scope exception for joint ventures.

(v)
Amended standard IFRS 8 Operating Segments - The amendments to IFRS 8 provides further clarification on the disclosure required for the aggregation of segments and the reconciliation of segment assets.

(vi)	Amended standard IFRS 13 Fair Value Measurement - The amendment to IFRS 13 provides further details on the scope of the portfolio exception.
(vii)	Amended standard IAS 16 Property, Plant and Equipment - The amendment to IAS 16 deals with the proportionate restatement of accumulated depreciation on revaluation.
(viii)	Amended standard IAS 24 Related Party Disclosures - The amendment to IAS 24 deals with the disclosure required for management entities.
(ix)	Amended standard IAS 38 Intangible Assets - The amendment to IAS 38 deals with the proportionate restatement of accumulated depreciation on revaluation.

Future accounting standards

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) but not yet effective as at December 31, 2014.  The Company intends to adopt these standards and interpretations when they become effective.  The Company does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

The following are the accounting standards issued but not yet effective, as of January 1, 2015.

(a)	Effective for annual periods beginning on or after January 1, 2015:
Amended standard IFRS 7 Financial Instruments: Disclosures - The amendments to IFRS 7 outline the disclosures required when initially applying IFRS 9 Financial Instruments.

(b)	Effective for annual periods beginning on or after January 1, 2017:
New standard IFRS 15 Revenue from Contracts with Customers - IFRS 15 provides guidance on how and when revenue from contracts with customers is to be recognized, along with new disclosure requirements in order to provide financial statement users with more informative and relevant information.

(c)	Effective for annual periods beginning on or after January 1, 2018:
New standard IFRS 9 Financial Instruments - Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement.  The mandatory effective date has been removed from the standard and will only be replaced when all sections of the standard have been completed.

The Company has not early adopted these new and amended standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures
The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2014, as required by Canadian securities law.  Based on that evaluation, the CEO and the CFO have concluded that, as of December 31, 2014, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time period specified by those laws and that material information was accumulated and communicated to management of the Company, including the CEO and the CFO, as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Internal control over financial reporting includes those policies and procedures that:

a)	pertains to the maintenance of records that in reasonable details accurately and fairly reflect the transactions and dispositions of the assets of the Company.
b)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company, and

c)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses annually, its controls over financial reporting; however it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.  Based on evaluations performed of the Company’s internal controls over financial reporting, the CEO and CFO concluded that as of the end of the period covered by this report, the Company’s internal controls over financial reporting were effective and were operating at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2014 that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Information on the Board of Directors and Management

Directors:
Duane Poliquin, P.Eng
Morgan Poliquin, P.Eng, Ph.D
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng
Mark T. Brown, CPA, CA
William J. Worrall, Q.C.

Audit Committee members:
Mark T. Brown, CPA, CA
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng

Compensation Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng
Mark T. Brown, CPA, CA

Nominating & Corporate Governance Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng

Management:
Duane Poliquin, P.Eng – Chairman
Morgan Poliquin, P.Eng, Ph.D – Chief Executive Officer, President
Korm Trieu, CPA, CA – Chief Financial Officer
Douglas McDonald, M.A.Sc, B.Com. – Vice President, Corporate Development
Dione Bitzer, CPA, CMA – Controller